Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 383 4005 - Tempe, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML announces 2012 First Quarter Results

ASML reiterates H1 2012 expectation, sees stable sales in Q3

VELDHOVEN, the Netherlands, April 18, 2012 - ASML Holding NV (ASML) today publishes 2012 first quarter results.

•	Q1 confirms ASML is on track for EUR 2.4 billion net sales in first half 2012

•	Net sales expected to be stable in Q3 at H1 levels

	Q1 2012	Q4 2011
Net sales	1,252	1,211
of which service and field option sales	202	218

New systems sold (units)	47	35
Used systems sold (units)	5	6

Net bookings, excluding EUV	865	710
Net bookings, excluding EUV (units)	36	37
ASP of booked systems, excluding EUV	24.0	19.2

Systems backlog, excluding EUV	1,598	1,733
Systems backlog, excluding EUV (units)	56	71

Gross margin excluding EUV	43.3%	42.4%
Gross margin	41.8%	41.0%

End-quarter cash and cash equivalents	2,953	2,732

Net income	282	285
EPS (in euro)	0.68	0.69
(Figures in millions of euros unless otherwise indicated)

First Quarter 2012 Highlights

•

A TWINSCAN NXT:1950i has surpassed the productivity milestone of more than 4,500 wafers in a single day at a customer manufacturing site, just six months after we set the record of more than 4,000 wafers per day.

•

As part of our Holistic Lithography portfolio, our computational lithography unit Brion introduced Tachyon Flexible Mask Optimization (Tachyon FMO) which enables the seamless use of multiple Optical Proximity Correction (OPC) techniques in a single mask tapeout.

•

Of our new Extreme Ultraviolet (EUV) lithography platform, all six NXE:3100 systems are now operational and printing wafers; the revenue for the sixth system installed in Q1 2012 was recognized in Q1 2012, one quarter earlier than expected.

•	The number of exposed wafers on NXE:3100 systems increased to about 9,000 wafers.

•	The NXE:3100 systems have achieved on-product overlay of 6 nm as well as dedicated chuck overlay of less than 2 nm.

•

An EUV light source supplier has demonstrated 30 Watts at a high duty cycle with acceptable dose control for a sustained period of time. In addition, it demonstrated 50 Watts of raw power, successfully applying pre-pulse technology.

•

Assembly and integration of our new NXE:3300B EUV scanners - the volume production successor of the NXE:3100 - is ongoing, with first shipment expected in the fourth quarter of 2012 and revenue recognition expected starting early in 2013; to date a total of 11 NXE:3300B systems have been ordered; semiconductor device production using EUV is expected to begin in 2013.

Outlook

“Our financial results in the first quarter were in line with guidance, supporting our expectation for first half 2012 net sales of about EUR 2.4 billion. We see sales stability at current Q1 levels for the next two quarters with clear indications that the Logic segment will continue its strong demand trend for the remainder of the year,” said Eric Meurice, President and Chief Executive Officer of ASML. “The sales trend is driven mainly by demand from Foundries and Integrated Device Manufacturers (IDMs), which will represent the majority of our sales in the next two quarters. The demand for 28 nanometer (nm) from this Logic segment continues to be large and structural; it will be accompanied by the start of pre-production capacity for 20 nm. Later in the year, we expect to see technology demand for sub-20 nm NAND memory and sub-30 nm DRAM memory. Our sales will come mainly from TWINSCAN NXT:1950i immersion technology and will be complemented by a sustained KrF capacity build in Logic as the new nodes require the capacity build-up of the full range of layers. Our EUV technology has made significant progress as evidenced by the press release highlights: we continue to improve the efficiency of the system to reach our objective of 60 wafers per hour in the second half of 2012. We are preparing the shipments of the first 11 production systems on order, the NXE:3300B, from Q4 2012 to the summer of 2013. These units will serve our customers in their production recipe development. We have now started the negotiation of a new batch of orders for EUV systems, targeted mainly for customer production ramps,” Meurice said.

For the second quarter 2012, ASML expects net sales of about EUR 1.2 billion, gross margin of about 43 percent, R&D costs at EUR 145 million and SG&A costs at EUR 55 million.

Update on share buy back program

As part of ASML’s policy to return excess cash to shareholders through dividend and regularly timed share buy backs, ASML has announced its intention to purchase up to EUR 1,130 million of its own shares in the two year period 2011-2012. Since the start of this program in 2011 up to April 1, 2012 ASML has purchased 29.8 million shares for a total consideration of EUR 839.2 million. The repurchased shares have been, or will be cancelled.

Furthermore, ASML has announced its intention to purchase up to 2.2 million of additional shares during 2012 for the purpose of covering outstanding employee stock and stock option plans. These shares will be held as treasury shares pending delivery pursuant to such plans. Up to April 1, 2012 no shares had yet been purchased under this program.

Both share buy back programs will be executed within the limitations of the existing authority granted by the AGM on April 20, 2011 and, if granted, of the authority proposed to future AGMs. Both share buy back programs may be suspended, modified or discontinued at any time. All transactions under these programs are published on ASML’s website (www.asml.com/investors) on a weekly basis.

About ASML

ASML is one of the world’s leading providers of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has almost 8,000 employees on payroll (expressed in full time equivalents), serving chip manufacturers in more than 55 locations in 16 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 10 29 44 290 and the US +1 212 444 0412 (US participants will have to quote the following confirmation code when dialing into the conference: 7061459). To listen to the conference call, access is also available via www.asml.com

A replay of the Investor and Media Call will be available on www.asml.com

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans, the accounting of income taxes and the accounting of reversal of inventory write-downs. ASML’s quarterly IFRS consolidated income statement, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of April 1, 2012, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended April 1, 2012 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements, the IFRS consolidated financial statements and the Statutory Interim Report published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.